

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F STREET, N.E.
WASHINGTON, D.C. 20549-5720

DIVISION OF ENFORCEMENT

Yvonne Garcia
ATTORNEY

DIRECT DIAL: (202) 551-4483
FACSIMILE: (202) 772-9240

December 18, 2013

By E-mail and U.S. Mail

Mr. Jason Coombs
P.O. Box 636
Kurtistown, Hawaii 96760
jcoombs@risknerd.com

Re: In the Matter of Public Startup Company, Inc. and Related Entities
SEC File No. HO-12305

Dear Mr. Coombs:

The staff of the United States Securities and Exchange Commission is conducting an investigation in the matter identified above. The enclosed subpoena has been issued to you as part of this investigation. The subpoena requires you to provide us documents.

Please read the subpoena and this letter carefully. This letter answers some questions you may have about the subpoena. You should also read the enclosed SEC Form 1662. (I previously provided you with a copy of SEC Form 1662 on December 4, 2013.) You must comply with the subpoena. You may be subject to a fine and/or imprisonment if you do not.

Please preserve, until further written notice from the Commission staff, all documents and information in your possession, custody, or control that reflect, refer, relate, or pertain to the matters described in the Attachment.

Producing Documents

What materials do I have to produce?

The subpoena requires you to provide us the documents described in the attachment to the subpoena. You must provide these documents by January 10, 2014. The attachment to the subpoena defines some terms (such as "document") before listing what you must provide.

You should produce each and every document in your possession, custody, or control, including any documents that are not in your immediate possession but that you have the ability to obtain. All responsive documents shall be produced as they are kept in the usual course of

business, and shall be organized and labeled to correspond with the numbered paragraphs in the subpoena attachment. In that regard, documents should be produced in a unitized manner, *i.e.*, delineated with staples or paper clips to identify the document boundaries.

Documents responsive to this subpoena may be in electronic or paper form. Electronic documents such as email should be produced in accordance with the attached document entitled SEC Data Delivery Standards (the "Standards"). If you have any questions concerning the production of documents in an electronic format, please contact me as soon as possible, but in any event before producing documents. **All electronic documents responsive to the document subpoena, including all metadata, must also be secured and retained in their native software format and stored in a safe place.** The staff may later request or require that you produce the native format.

For documents in paper format, you may send the originals, or, if you prefer, you may send copies of the originals. The Commission cannot reimburse you for the copying costs. If you are sending copies, the staff requests that you scan (rather than photocopy) hard copy documents and produce them in an electronic format consistent with the Standards. Alternatively, you may send us photocopies of the documents in paper format. **If you choose to send copies, you <u>must</u> secure and retain the originals and store them in a safe place.** The staff may later request or require that you produce the originals.

Whether you scan or photocopy documents, the copies must be identical to the originals, including even faint marks or print. Also, please note that if copies of a document differ in any way, they are considered separate documents and you must send each one. For example, if you have two copies of the same letter, but only one of them has handwritten notes on it, you must send both the clean copy and the one with notes.

In producing a scan or photocopy of an original document that contains post-it(s), notation flag(s), or other removable markings or attachments which may conceal all or a portion of the markings contained in the original document, photocopies of the original document both with and without the relevant post-it(s), notation flag(s), or removable markings or attachments should be produced.

If you <u>do</u> send us scanned or photocopied documents, please put an identifying notation on each page of each document to indicate that you produced it, and number the pages of all the documents submitted. (For example, if Jane Doe sends documents to the staff, she may number the pages JD-1, JD-2, JD-3, etc., in a blank corner of the documents.) Please make sure the notation and number do not conceal any writing or marking on the document. If you send us originals, please do not add any identifying notations.

Do I need to send anything else?

You should enclose a list briefly describing each item you send, and where the original document or record was located, *e.g.*, Jane Smith's files. The list should also state the numbered paragraph(s) in the subpoena attachment to which each item responds. A copy of the subpoena should be included with the documents that are produced.

Passwords for documents, files, compressed archives, and encrypted media should be provided separately either via email addressed to ENF-CPU@sec.gov, or in a separate cover letter mailed separately from the data.

Please include a cover letter stating whether you believe you have met your obligations under the subpoena by searching carefully and thoroughly for everything called for by the subpoena, and sending it all to us.

Please also provide a narrative description describing what you did to identify and collect documents responsive to the subpoena. At a minimum, the narrative should describe:

- who searched for documents;

- who reviewed documents found to determine whether they were responsive;

- what sources were searched (e.g., computer files, CDs, DVDs, thumb drives, flash drives, online storage media, hard copy files, diaries, datebooks, planners, filing cabinets, home office, work office, voice mails, home email, webmail, work email, backup tapes or other media);

- what third parties, if any, were contacted to obtain responsive documents (e.g., phone companies for phone records, brokerage firms for brokerage records); and

- where the original electronic and hardcopy documents are maintained and by whom.

For any documents that qualify as records of regularly conducted activities under Federal Rule of Evidence 902(11), please complete a business records certification and return it with the document production. A model declaration is attached.

What if I do not send everything described in the attachment to the subpoena?

The subpoena requires you to send all the materials described in it. If, for any reason – including a claim of attorney-client privilege – you do not produce something called for by the subpoena, you should submit a list of what you are not producing. The list should describe each item separately, noting:

- its author(s);

- its date;

- its subject matter;

- the name of the person who has the item now, or the last person known to have it;

- the names of everyone who ever had the item or a copy of it, and the names of everyone who was told the item's contents;

- the reason you did not produce the item; and

- the specific request in the subpoena to which the document relates.

If you withhold anything on the basis of a claim of attorney-client privilege or attorney work product protection, you should identify the attorney and client involved.

If documents responsive to this subpoena no longer exist because they have been lost, discarded, or otherwise destroyed, you should identify such documents and give the date on which they were lost, discarded or destroyed.

Where should I send the materials?

Please send the materials to:

> ENF-CP
> U.S. Securities and Exchange Commission
> 100 F Street, N.E., Mailstop 5973
> Washington, D.C. 20549-5973

For smaller electronic productions under 10MB in size, the materials may be emailed to the following email address: ENF-CPU@sec.gov.

We also ask that you send a copy of just the cover letter to your response to:

> Yvonne Garcia
> Attorney, Division of Enforcement
> U.S. Securities and Exchange Commission
> 100 F Street, N.E., Mailstop 5720-B
> Washington, D.C. 20549-5720

or electronically at garciay@sec.gov.

Other Important Information

May I have a lawyer help me respond to the subpoena?

Yes. You have the right to consult with and be represented by your own lawyer in this matter. We cannot give you legal advice.

What will the Commission do with the materials I send?

The enclosed SEC Form 1662 includes a List of Routine Uses of information provided to the Commission. This form has other important information for you. Please read it carefully.

Has the Commission determined that anyone has done anything wrong?

This investigation is a non-public, fact-finding inquiry. We are trying to determine whether there have been any violations of the federal securities laws. The investigation and the subpoena do not mean that we have concluded that you or anyone else has broken the law. Also, the investigation does not mean that we have a negative opinion of any person, entity or security.

Important Policy Concerning Settlements

Please note that, in any matter in which enforcement action is ultimately deemed to be warranted, the Division of Enforcement will not recommend any settlement to the Commission unless the party wishing to settle certifies, under penalty of perjury, that all documents responsive to Commission subpoenas and formal and informal document requests in this matter have been produced.

I have read this letter, the subpoena, and the SEC Form 1662, but I still have questions. What should I do?

If you have any other questions, you may call me at (202) 551-4483. If you are represented by a lawyer, you should have your lawyer contact me.

Sincerely,



Yvonne Garcia
Attorney
Division of Enforcement

Enclosure: Subpoena and Attachment
SEC Form 1662 (08-13)
SEC Data Delivery Standards
Sample Business Records Certification

cc: Lisa Deitch



SUBPOENA

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION

In the Matter of Public Startup Company, Inc. and Related Entities (HO-12305)

To: Jason Coombs
        P.O. Box 636
        Kurtistown, Hawaii 96760

☒   **YOU MUST PRODUCE** everything specified in the Attachment to this subpoena to officers of the Securities and Exchange Commission, at the place, date and time specified below:

    ENF-CPU, Securities and Exchange Commission, 100 F Street, N.W., Washington, D.C. 20549, on or before January 10, 2014.

☐   **YOU MUST TESTIFY** before officers of the Securities and Exchange Commission, at the place, date and time specified below:

FEDERAL LAW REQUIRES YOU TO COMPLY WITH THIS SUBPOENA.
Failure to comply may subject you to a fine and/or imprisonment.

By: _____   Date: **12/18/2013**
    Yvonne Garcia, Attorney
    U.S. Securities and Exchange Commission
    (202) 551-4483

I am an officer of the U.S. Securities and Exchange Commission authorized to issue subpoenas in this matter. The Securities and Exchange Commission has issued a formal order authorizing this investigation under: Section 20(a) of the Securities Act of 1933, and Section 21(a) of the Securities Exchange Act of 1934.

NOTICE TO WITNESS: If you claim a witness fee or mileage, submit this subpoena with the claim voucher.

SUBPOENA ATTACHMENT FOR JASON COOMBS
December 18, 2013

<u>In the Matter of Public Startup Company, Inc. (HO-12305)</u>

A. Definitions

As used herein, the words and phrases listed below shall have the following meanings:

The term "accredited investor" as used herein means an "accredited investor" as referred to in Sections 2(15)(i) and 2(15)(ii) of the Securities Act of 1933.

The term "agreement" means any actual or contemplated (i) written or oral agreement; (ii) term or provision of such agreement; or (iii) amendment of any nature or termination of such agreement. A request for any agreement among or between specified parties includes a request for all documents concerning (i) any actual or contemplated agreement among or between such parties, whether or not such agreement included any other person; (ii) the drafting or negotiation of any such agreement; (iii) any actual or contemplated demand, request or application for any such agreement, and any response thereto; and (iv) any actual or contemplated objection or refusal to enter into any such agreement, and any response thereto.

The term "communication" means and includes any transmittal or receipt of information, whether by chance or prearranged, formal or informal, oral, written or electronic, and includes, without limitation: conversations, meetings and discussions in person; conversations, meeting and discussions by telephone; and written correspondence through the use of the mails, courier service, electronic media (such as e-mail), and telephone lines and wires.

The term "concerning" means relating to, referring to, regarding, recording, describing, discussing, alluding to, evidencing, constituting, reflecting, evaluating, analyzing, substantiating, commenting on, or otherwise establishing any reasonable, logical or causal connection.

The term "document" or "documents" means any and all records, and other tangible forms of expression in the possession or custody, or subject to the control of PUBLIC STARTUP, WE CLUSTER, or RISK NERD (as defined below) whether such documents are drafts or unfinished versions, originals, or annotated or nonconforming copies, however and by whomever created, produced or stored (manually, mechanically, electronically or otherwise) including books, papers, files, minutes, summaries, records, analyses, plans, correspondence, memoranda, ledger sheets, schedules, invoices, account statements, reports, wires, telegrams, telexes, electronic mail (" e-mail"), telephone logs, notes or records of conversations or meetings, contracts, agreements, calendars, date books, work sheets, working papers, bills, records of payment, magnetic tape, tape recordings, disks, diskettes, disk packs, and other electronic media, microfilm, microfiche, storage devices, appointment books, diaries, notices and message slips.

The term "you" and "your" means the person or entity to whom this subpoena was issued.

As used herein, the terms " and" and " or" each mean " and/or," and each of the functional words " each," " every," " any," and " all" shall be deemed to include each of the other functional words.

As used herein, "PUBLIC STARTUP" refers to PUBLIC STARTUP COMPANY, Inc. and all of its divisions, groups, committees, subsidiaries, operating units, reporting units, business units, affiliated or related entities, successor and predecessor companies, present and former employees, representatives and agents, and any other persons acting on its behalf.

As used herein, "RISK NERD" refers to RISK NERD LIMITED and all of its divisions, groups, committees, subsidiaries, operating units, reporting units, business units, affiliated or related entities, successor and predecessor companies, present and former employees, representatives and agents, and any other persons acting on its behalf.

As used herein, "WE CLUSTER" refers to WE CLUSTER, Inc. and all of its divisions, groups, committees, subsidiaries, operating units, reporting units, business units, affiliated or related entities, successor and predecessor companies, present and former employees, representatives and agents, and any other persons acting on its behalf.

B.   Documents to be Produced

1. Documents sufficient to identify all subsidiaries, affiliates, officers, directors, agents, employees, and independent contractors of PUBLIC STARTUP, WE CLUSTER, or RISK NERD, and documents sufficient to disclose, for each individual identified in response to this Item:

    a. title;

    b. dates of affiliation with PUBLIC STARTUP, WE CLUSTER, or RISK NERD;

    c. current or last known home address, telephone number, and email address;

    d. current or last known employment address and telephone number; and

    e. salary or other compensation for each year from December 1, 2011, to the present;

2. All documents concerning persons or entities who have, directly or indirectly, solicited investments for or on behalf of PUBLIC STARTUP, WE CLUSTER, or RISK NERD, including documents sufficient to identify the name and contact information of such persons or entities, compensation arrangements, either direct or indirect, paid to each such person or entity, and terms of services provided by each such person or entity to PUBLIC STARTUP, WE CLUSTER, or RISK NERD;

3. All documents concerning offerings of securities issued or to be issued by PUBLIC STARTUP, WE CLUSTER, or RISK NERD, including, but not limited to, attorney opinion letters, stock subscription agreements, private placement memorandums, correspondence, and stock certificates. For each offering, please produce documents sufficient to identify:

    a. exemptions from registration as required by Section 5 of the Securities Act of 1933 or safe-harbors, if any, relied upon by PUBLIC STARTUP, WE CLUSTER, or RISK NERD;

    b. the nature, amount, and documentation of consideration received by PUBLIC STARTUP, WE CLUSTER, or RISK NERD in exchange for securities;

    c. the names and contact information for each investor or recipient of securities issued by PUBLIC STARTUP, WE CLUSTER, or RISK NERD, including the state of residence for each investor or recipient;

    d. how investors and potential investors were solicited, identified and/or contacted by PUBLIC STARTUP, WE CLUSTER, or RISK NERD, either directly or indirectly; and

    e. how PUBLIC STARTUP, WE CLUSTER, or RISK NERD, either directly or indirectly, verified the status of accredited investors;

4. All documents relating to procedures in place at PUBLIC STARTUP, WE CLUSTER, and RISK NERD to verify the status of accredited investors;

5. All documents concerning agreements between the investors or recipients of securities identified in response to Item 3(c) above, and all documents concerning terms of those investments;

6. For each investor or recipient of securities identified in response to Item 3(c) above, all periodic or other account statements;

7. All documents sufficient to identify all individuals or entities who were solicited as potential investors but did not ultimately invest in PUBLIC STARTUP, WE CLUSTER, or RISK NERD;

8. All communications between you, PUBLIC STARTUP, WE CLUSTER, or RISK NERD and investors or potential investors in PUBLIC STARTUP, WE CLUSTER, or RISK NERD;

9. All communications between you and Andre Nogues;

10. All communications between you and Andrew Cox;

11. All documents sufficient to identify all contact information in your possession, including addresses, telephone numbers, and email addresses, for Andre Nogues and Andrew Cox;

12. All documents relating to all domestic and foreign bank, brokerage, or other financial accounts, open or closed, held by or on behalf of you, PUBLIC STARTUP, WE CLUSTER, or RISK NERD, including the name(s) of the bank(s) where the account(s) is/are held, the account number(s), and the account statements, from December 1, 2011, to the present;

13. All documents relating to all PayPal accounts, open or closed, held by or on behalf of you, PUBLIC STARTUP, WE CLUSTER, or RISK NERD, from December 1, 2011, to the present;

14. Documents sufficient to disclose all other assets held by or on behalf of PUBLIC STARTUP, WE CLUSTER, or RISK NERD; and

15. For the period including and after December 1, 2011, all financial statements prepared on or behalf of PUBLIC STARTUP, WE CLUSTER, or RISK NERD and all tax returns filed by PUBLIC STARTUP, WE CLUSTER, or RISK NERD.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Supplemental Information for Persons Requested to Supply
Information Voluntarily or Directed to Supply Information
Pursuant to a Commission Subpoena

A. False Statements and Documents

Section 1001 of Title 18 of the United States Code provides as follows:

> [W]hoever, in any matter within the jurisdiction of the executive, legislative, or judicial branch of the Government of the United States, knowingly and willfully--
>   (1) falsifies, conceals, or covers up by any trick, scheme, or device a material fact;
>   (2) makes any materially false, fictitious, or fraudulent statement or representation; or
>   (3) makes or uses any false writing or document knowing the same to contain any materially false, fictitious, or fraudulent statement or entry;
> shall be fined under this title, imprisoned not more than 5 years . . . or both.

B. Testimony

If your testimony is taken, you should be aware of the following:

1. *Record.* Your testimony will be transcribed by a reporter. If you desire to go off the record, please indicate this to the Commission employee taking your testimony, who will determine whether to grant your request. The reporter will not go off the record at your, or your counsel's, direction.

2. *Counsel.* You have the right to be accompanied, represented and advised by counsel of your choice. Your counsel may advise you before, during and after your testimony; question you briefly at the conclusion of your testimony to clarify any of the answers you give during testimony; and make summary notes during your testimony solely for your use. If you are accompanied by counsel, you may consult privately.

If you are not accompanied by counsel, please advise the Commission employee taking your testimony if, during the testimony, you desire to be accompanied, represented and advised by counsel. Your testimony will be adjourned once to afford you the opportunity to arrange to be so accompanied, represented or advised.

You may be represented by counsel who also represents other persons involved in the Commission's investigation. This multiple representation, however, presents a potential conflict of interest if one client's interests are or may be adverse to another's. If you are represented by counsel who also represents other persons involved in the investigation, the Commission will assume that you and counsel have discussed and resolved all issues concerning possible conflicts of interest. The choice of counsel, and the responsibility for that choice, is yours.

3. *Transcript Availability.* Rule 6 of the Commission's Rules Relating to Investigations, 17 CFR 203.6, states:

> A person who has submitted documentary evidence or testimony in a formal investigative proceeding shall be entitled, upon written request, to procure a copy of his documentary evidence or a transcript of his testimony on payment of the appropriate fees: *Provided, however,* That in a nonpublic formal investigative proceeding the Commission may for good cause deny such request. In any event, any witness, upon proper identification, shall have the right to inspect the official transcript of the witness' own testimony.

If you wish to purchase a copy of the transcript of your testimony, the reporter will provide you with a copy of the appropriate form. Persons requested to supply information voluntarily will be allowed the rights provided by this rule.

4. *Perjury.* Section 1621 of Title 18 of the United States Code provides as follows:

> Whoever--
>   (1) having taken an oath before a competent tribunal, officer, or person, in any case in which a law of the United States authorizes an oath to be administered, that he will testify, declare, depose, or certify truly, or that any written testimony, declaration, deposition, or certificate by him subscribed, is true, willfully and contrary to such oath states or subscribes any material matter which he does not believe to be true; or

SEC 1662 (08-13)

(2) in any declaration, certificate, verification, or statement under penalty of perjury as permitted under section 1746 of title 28, United States Code, willfully subscribes as true any material matter which he does not believe to be true;

is guilty of perjury and shall, except as otherwise expressly provided by law, be fined under this title or imprisoned not more than five years, or both.

5.   *Fifth Amendment and Voluntary Testimony.* Information you give may be used against you in any federal, state, local or foreign administrative, civil or criminal proceeding brought by the Commission or any other agency.

You may refuse, in accordance with the rights guaranteed to you by the Fifth Amendment to the Constitution of the United States, to give any information that may tend to incriminate you.

If your testimony is not pursuant to subpoena, your appearance to testify is voluntary, you need not answer any question, and you may leave whenever you wish. Your cooperation is, however, appreciated.

6.   *Formal Order Availability.* If the Commission has issued a formal order of investigation, it will be shown to you during your testimony, at your request. If you desire a copy of the formal order, please make your request in writing.

C. Submissions and Settlements

Rule 5(c) of the Commission's Rules on Informal and Other Procedures, 17 CFR 202.5(c), states:

> Persons who become involved in . . . investigations may, on their own initiative, submit a written statement to the Commission setting forth their interests and position in regard to the subject matter of the investigation. Upon request, the staff, in its discretion, may advise such persons of the general nature of the investigation, including the indicated violations as they pertain to them, and the amount of time that may be available for preparing and submitting a statement prior to the presentation of a staff recommendation to the Commission for the commencement of an administrative or injunction proceeding. Submissions by interested persons should be forwarded to the appropriate Division Director or Regional Director with a copy to the staff members conducting the investigation and should be clearly referenced to the specific investigation to which they relate. In the event a recommendation for the commencement of an enforcement proceeding is presented by the staff, any submissions by interested persons will be forwarded to the Commission in conjunction with the staff memorandum.

The staff of the Commission routinely seeks to introduce submissions made pursuant to Rule 5(c) as evidence in Commission enforcement proceedings, when the staff deems appropriate.

Rule 5(f) of the Commission's Rules on Informal and Other Procedures, 17 CFR 202.5(f), states:

> In the course of the Commission's investigations, civil lawsuits, and administrative proceedings, the staff, with appropriate authorization, may discuss with persons involved the disposition of such matters by consent, by settlement, or in some other manner. It is the policy of the Commission, however, that the disposition of any such matter may not, expressly or impliedly, extend to any criminal charges that have been, or may be, brought against any such person or any recommendation with respect thereto. Accordingly, any person involved in an enforcement matter before the Commission who consents, or agrees to consent, to any judgment or order does so solely for the purpose of resolving the claims against him in that investigative, civil, or administrative matter and not for the purpose of resolving any criminal charges that have been, or might be, brought against him. This policy reflects the fact that neither the Commission nor its staff has the authority or responsibility for instituting, conducting, settling, or otherwise disposing of criminal proceedings. That authority and responsibility are vested in the Attorney General and representatives of the Department of Justice.

D. Freedom of Information Act

The Freedom of Information Act, 5 U.S.C. 552 (the "FOIA"), generally provides for disclosure of information to the public. Rule 83 of the Commission's Rules on Information and Requests, 17 CFR 200.83, provides a procedure by which a person can make a written request that information submitted to the Commission not be disclosed under the FOIA. That rule states that no determination as to the validity of such a request will be made until a request for disclosure of the information under the FOIA is received. Accordingly, no response to a request that information not be disclosed under the FOIA is necessary or will be given until a request for disclosure under the FOIA is received. If you desire an acknowledgment of receipt of your written request that information not be disclosed under the FOIA, please provide a duplicate request, together with a stamped, self addressed envelope.

E. Authority for Solicitation of Information

Persons Directed to Supply Information Pursuant to Subpoena. The authority for requiring production of information is set forth in the subpoena. Disclosure of the information to the Commission is mandatory, subject to the valid assertion of any legal right or privilege you might have.

Persons Requested to Supply Information Voluntarily. One or more of the following provisions authorizes the Commission to solicit the information requested: Sections 19 and/or 20 of the Securities Act of 1933; Section 21 of the Securities Exchange Act of 1934; Section 321 of the Trust Indenture Act of 1939; Section 42 of the Investment Company Act of 1940; Section 209 of the Investment Advisers Act of 1940; and 17 CFR 202.5. Disclosure of the requested information to the Commission is voluntary on your part.

F. Effect of Not Supplying Information

Persons Directed to Supply Information Pursuant to Subpoena. If you fail to comply with the subpoena, the Commission may seek a court order requiring you to do so. If such an order is obtained and you thereafter fail to supply the information, you may be subject to civil and/or criminal sanctions for contempt of court. In addition, if the subpoena was issued pursuant to the Securities Exchange Act of 1934, the Investment Company Act of 1940, and/or the Investment Advisers Act of 1940, and if you, without just cause, fail or refuse to attend and testify, or to answer any lawful inquiry, or to produce books, papers, correspondence, memoranda, and other records in compliance with the subpoena, you may be found guilty of a misdemeanor and fined not more than $1,000 or imprisoned for a term of not more than one year, or both.

Persons Requested to Supply Information Voluntarily. There are no direct sanctions and thus no direct effects for failing to provide all or any part of the requested information.

G. Principal Uses of Information

The Commission's principal purpose in soliciting the information is to gather facts in order to determine whether any person has violated, is violating, or is about to violate any provision of the federal securities laws or rules for which the Commission has enforcement authority, such as rules of securities exchanges and the rules of the Municipal Securities Rulemaking Board. Facts developed may, however, constitute violations of other laws or rules. Information provided may be used in Commission and other agency enforcement proceedings. Unless the Commission or its staff explicitly agrees to the contrary in writing, you should not assume that the Commission or its staff acquiesces in, accedes to, or concurs or agrees with, any position, condition, request, reservation of right, understanding, or any other statement that purports, or may be deemed, to be or to reflect a limitation upon the Commission's receipt, use, disposition, transfer, or retention, in accordance with applicable law, of information provided.

H. Routine Uses of Information

The Commission often makes its files available to other governmental agencies, particularly United States Attorneys and state prosecutors. There is a likelihood that information supplied by you will be made available to such agencies where appropriate. Whether or not the Commission makes its files available to other governmental agencies is, in general, a confidential matter between the Commission and such other governmental agencies.

Set forth below is a list of the routine uses which may be made of the information furnished.

1. To appropriate agencies, entities, and persons when (a) it is suspected or confirmed that the security or confidentiality of information in the system of records has been compromised; (b) the SEC has determined that, as a result of the suspected or confirmed compromise, there is a risk of harm to economic or property interests, identity theft or fraud, or harm to the security or integrity of this system or other systems or programs (whether maintained by the SEC or another agency or entity) that rely upon the compromised information; and (c) the disclosure made to such agencies, entities, and persons is reasonably necessary to assist in connection with the SEC's efforts to respond to the suspected or confirmed compromise and prevent, minimize, or remedy such harm.

2. To other federal, state, local, or foreign law enforcement agencies; securities self-regulatory organizations; and foreign financial regulatory authorities to assist in or coordinate regulatory or law enforcement activities with the SEC.

3. To national securities exchanges and national securities associations that are registered with the SEC, the Municipal Securities Rulemaking Board; the Securities Investor Protection Corporation; the Public Company Accounting Oversight Board; the federal banking authorities, including, but not limited to, the Board of Governors of the Federal Reserve System, the Comptroller of the Currency, and the Federal Deposit Insurance Corporation; state securities regulatory agencies or organizations; or regulatory authorities of a foreign government in connection with their regulatory or enforcement responsibilities.

4. By SEC personnel for purposes of investigating possible violations of, or to conduct investigations authorized by, the federal securities laws.

5. In any proceeding where the federal securities laws are in issue or in which the Commission, or past or present members of its staff, is a party or otherwise involved in an official capacity.

6. In connection with proceedings by the Commission pursuant to Rule 102(e) of its Rules of Practice, 17 CFR 201.102(e).

7. To a bar association, state accountancy board, or other federal, state, local, or foreign licensing or oversight authority; or professional association or self-regulatory authority to the extent that it performs similar functions (including the Public Company Accounting Oversight Board) for investigations or possible disciplinary action.

8. To a federal, state, local, tribal, foreign, or international agency, if necessary to obtain information relevant to the SEC's decision concerning the hiring or retention of an employee; the issuance of a security clearance; the letting of a contract; or the issuance of a license, grant, or other benefit.

9. To a federal, state, local, tribal, foreign, or international agency in response to its request for information concerning the hiring or retention of an employee; the issuance of a security clearance; the reporting of an investigation of an employee; the letting of a contract; or the issuance of a license, grant, or other benefit by the requesting agency, to the extent that the information is relevant and necessary to the requesting agency's decision on the matter.

10. To produce summary descriptive statistics and analytical studies, as a data source for management information, in support of the function for which the records are collected and maintained or for related personnel management functions or manpower studies; may also be used to respond to general requests for statistical information (without personal identification of individuals) under the Freedom of Information Act.

11. To any trustee, receiver, master, special counsel, or other individual or entity that is appointed by a court of competent jurisdiction, or as a result of an agreement between the parties in connection with litigation or administrative proceedings involving allegations of violations of the federal securities laws (as defined in section 3(a)(47) of the Securities Exchange Act of 1934, 15 U.S.C. 78c(a)(47)) or pursuant to the Commission's Rules of Practice, 17 CFR 201.100 – 900 or the Commission's Rules of Fair Fund and Disgorgement Plans, 17 CFR 201.1100-1106, or otherwise, where such trustee, receiver, master, special counsel, or other individual or entity is specifically designated to perform particular functions with respect to, or as a result of, the pending action or proceeding or in connection with the administration and enforcement by the Commission of the federal securities laws or the Commission's Rules of Practice or the Rules of Fair Fund and Disgorgement Plans.

12. To any persons during the course of any inquiry, examination, or investigation conducted by the SEC's staff, or in connection with civil litigation, if the staff has reason to believe that the person to whom the record is disclosed may have further information about the matters related therein, and those matters appeared to be relevant at the time to the subject matter of the inquiry.

13. To interns, grantees, experts, contractors, and others who have been engaged by the Commission to assist in the performance of a service related to this system of records and who need access to the records for the purpose of assisting the Commission in the efficient administration of its programs, including by performing clerical, stenographic, or data analysis functions, or by reproduction of records by electronic or other means. Recipients of these records shall be required to comply with the requirements of the Privacy Act of 1974, as amended, 5 U.S.C. 552a.

14. In reports published by the Commission pursuant to authority granted in the federal securities laws (as such term is defined in section 3(a)(47) of the Securities Exchange Act of 1934, 15 U.S.C. 78c(a)(47)), which authority shall include, but not be limited to, section 21(a) of the Securities Exchange Act of 1934, 15 U.S.C. 78u(a)).

15. To members of advisory committees that are created by the Commission or by Congress to render advice and recommendations to the Commission or to Congress, to be used solely in connection with their official designated functions.

16. To any person who is or has agreed to be subject to the Commission's Rules of Conduct, 17 CFR 200.735-1 to 200.735-18, and who assists in the investigation by the Commission of possible violations of the federal securities laws (as such term is defined in section 3(a)(47) of the Securities Exchange Act of 1934, 15 U.S.C. 78c(a)(47)), in the preparation or conduct of enforcement actions brought by the Commission for such violations, or otherwise in connection with the Commission's enforcement or regulatory functions under the federal securities laws.

17. To a Congressional office from the record of an individual in response to an inquiry from the Congressional office made at the request of that individual.

18. To members of Congress, the press, and the public in response to inquiries relating to particular Registrants and their activities, and other matters under the Commission's jurisdiction.

19. To prepare and publish information relating to violations of the federal securities laws as provided in 15 U.S.C. 78c(a)(47)), as amended.

20. To respond to subpoenas in any litigation or other proceeding.

21. To a trustee in bankruptcy.

22. To any governmental agency, governmental or private collection agent, consumer reporting agency or commercial reporting agency, governmental or private employer of a debtor, or any other person, for collection, including collection by administrative offset, federal salary offset, tax refund offset, or administrative wage garnishment, of amounts owed as a result of Commission civil or administrative proceedings.

* * * * *

Small Business Owners: The SEC always welcomes comments on how it can better assist small businesses. If you have comments about the SEC's enforcement of the securities laws, please contact the Office of Chief Counsel in the SEC's Division of Enforcement at 202-551-4933 or the SEC's Small Business Ombudsman at 202-551-3460. If you would prefer to comment to someone outside of the SEC, you can contact the Small Business Regulatory Enforcement Ombudsman at http://www.sba.gov/ombudsman or toll free at 888-REG-FAIR. The Ombudsman's office receives comments from small businesses and annually evaluates federal agency enforcement activities for their responsiveness to the special needs of small business.



U.S. Securities and Exchange Commission

Data Delivery Standards

The following outlines the technical requirements for producing scanned paper collections, email and electronic document/ native file collections to the Securities and Exchange Commission. The SEC uses Recommind® *Axcelerate* v4.5 software to search, review and retrieve documents produced to us in electronic format. Any proposed production in a format other than those identified below, the proposed use of *Predictive Coding, computer-assisted review* or *technology-assisted review* (TAR), or the use of de-duplication during the processing of documents, must be discussed with and approved by the legal and technical staff of the Division of Enforcement (ENF) and the methodology must be disclosed in the cover letter. We appreciate your efforts in assisting us by preparing data in a format that will enable our staff to use the data efficiently.

General Instructions

1. A cover letter should be included with each production. *This letter MUST be imaged and provided as the first record in the load file.*

   The following information should be included in the letter:
   a. List of each piece of media (hard drive, thumb drive, DVD or CD) included in the production by the unique number assigned to it, and readily apparent on the physical media.
   b. List of custodians, identifying:
      1) The Bates range (and any gaps therein) for each custodian
      2) Total number of records for each custodian
      3) Total number of images for each custodian
      4) Total number of native files for each custodian
   c. List of fields in the order in which they are listed in the data file.
   d. Time zone in which emails were standardized during conversion (email collections only).
2. Documents created or stored electronically MUST be produced in their original electronic format, not printed to paper or PDF.
3. Data can be produced on CD, DVD or hard drive; *use the media requiring the least number of deliverables.*
4. Label all media with the following:
   a. Case number
   b. Production date
   c. Bates range
   d. Disk number (1 of X), if applicable

5. Organize productions by custodian, unless otherwise instructed. All documents from an individual custodian should be confined to a single load file.
6. All productions should be checked and produced free of computer viruses.
7. All produced media should be encrypted.
8. Passwords for documents, files, compressed archives and encrypted media should be provided separately either via email or in a separate cover letter from the data.

Delivery Formats

I.   Structured Data - *Concordance*® Format
The SEC prefers that all data be produced in structured format prepared for *Concordance*®. All scanned paper, email and native file collections should be converted / processed to TIFF files, Bates numbered, and include fully searchable text. Additionally, email and native file collections should include linked native files.

Bates numbering documents:
The Bates number must be a unique, consistently formatted identifier, i.e., an alpha prefix along with a fixed length number for EACH custodian, i.e., ABC0000001. This format MUST remain consistent across all production numbers for each custodian. The number of digits in the numeric portion of the format should not change in subsequent productions, nor should spaces, hyphens, or other separators be added or deleted.

The following describes the specifications for producing image-based productions to the SEC and the load files required for *Concordance*® and *Concordance Image*®.

1.   Images
   a. Images should be single-page, Group IV TIFF files, scanned at 300 dpi.
   b. File names cannot contain embedded spaces.
   c. Bates numbers should be endorsed on the lower right corner of all images.
   d. The number of TIFF files per folder should not exceed 500 files.
   e. Rendering to images PowerPoint, AUTOCAD/ photographs and Excel files:
      1) PowerPoint: All pages of the file should be scanned in full slide image format, with any speaker notes following the appropriate slide image.
      2) AUTOCAD/ photographs: If possible, files should be scanned to single page JPEG (.JPG) file format.
      3) Excel: TIFF images of spreadsheets are not useful for review purposes; because the imaging process can often generate thousands of pages per file, a placeholder image, named by the *IMAGEID* of the file, may be used instead.

2.   *Concordance Image*® Cross-Reference File
The image cross-reference file is needed to link the images to the database. It is a comma-delimited file consisting of seven fields per line. There must be a line in the cross-reference file for every image in the database.

The format is as follows:
ImageID,VolumeLabel,ImageFilePath,DocumentBreak,FolderBreak,BoxBreak,PageCount

ImageID:	The unique designation that *Concordance*® and *Concordance Image*® use to identify an image. ***Note***: *This imageID key **must** be a unique and fixed length number. This number will be used in the .DAT file as the ImageID field that links the database to the images. The format of this image key must be consistent across all productions. We recommend that the format be a 7 digit number to allow for the possible increase in the size of a production.*
VolumeLabel:	Optional
ImageFilePath:	The full path to the image file.
DocumentBreak:	The letter "Y" denotes the first page of a document. If this field is blank, then the page is not the first page of a document.
FolderBreak:	Leave empty
BoxBreak:	Leave empty
PageCount:	Optional

Sample

```
IMG0000001,,E:\001\IMG0000001.TIF,Y,,,
IMG0000002,,E:\001\IMG0000002.TIF,,,,
IMG0000003,,E:\001\IMG0000003.TIF,,,,
IMG0000004,,E:\001\IMG0000003.TIF,Y,,,
IMG0000005,,E:\001\IMG0000003.TIF,Y,,,
IMG0000006,,E:\001\IMG0000003.TIF,,,,
```

3. **Concordance® Data File**
   The data file (.DAT) contains all of the fielded information that will be loaded into the *Concordance®* database.

   a. The first line of the .DAT file must be a header row identifying the field names.
   b. The .DAT file must use the following *Concordance®* default delimiters:

Comma	¶	ASCII character (020)
Quote	þ	ASCII character (254)
Newline	®	ASCII character (174)

   c. Date fields should be provided in the format: mm/dd/yyyy
   d. All attachments should sequentially follow the parent document/email.
   e. All metadata associated with email, audio files, and native electronic document collections must be produced (see pages 4-5).

   f. The .DAT file for scanned paper collections must contain, at a minimum, the following fields:
      1) FIRSTBATES: Beginning Bates number
      2) LASTBATES: Ending Bates number
      3) IMAGEID: Image Key field
      4) CUSTODIAN: Individual from whom the document originated
      5) OCRTEXT: Optical Character Recognition (file path, or text)

   Sample of .DAT file (when text files are provided separately)

```
þFIRSTBATESþ¶þLASTBATESþ¶þIMAGEIDþ¶þCUSTODIANþ¶þOCRTEXTþ
þPC00000001þ¶þPC00000002þ¶þIMG0000001þ¶þSmith, Johnþ¶þE:\TEXT\PC00000001.TXTþ
þPC00000003þ¶þPC00000003þ¶þIMG0000003þ¶þSmith, Johnþ¶þE:\TEXT\PC00000003.TXTþ
þPC00000004þ¶þPC00000005þ¶þIMG0000004þ¶þSmith, Johnþ¶þE:\TEXT\PC00000004.TXTþ
```

   Sample of .DAT file (with text)

```
þFIRSTBATESþ¶þLASTBATESþ¶þIMAGEIDþ¶þCUSTODIANþ¶þOCRTEXTþ
þPC00000001þ¶þPC00000002þ¶þIMG0000001þ¶þSmith, Johnþ¶þ*** IMG0000001 ***@@The world of
investing is fascinating and complex, and it can be very fruitful. But unlike the banking
world, where deposits are guaranteed by the federal government, stocks, bonds and other
securities can lose value. There are no guarantees. That's why investing is not a spectator
sport. By far the best way for investors to protect the money they put into the securities
markets is to do research and ask questions.@@ *** IMG0000002 ***@@The laws and rules that
govern the securities industry in the United States derive from a simple and
straightforward concept: all investors, whether large institutions or private individuals,
should have access to certain basic facts about an investment prior to buying it, and so
long as they hold it. To achieve this, the SEC requires public companies to disclose
meaningful financial and other information to the public. This provides a common pool of
knowledge for all investors to use to judge for themselves whether to buy, sell, or hold a
particular security. Only through the steady flow of timely, comprehensive, and accurate
information can people make sound investment decisions.þ
þPC00000003þ¶þPC00000003þ¶þIMG0000003þ¶þSmith, Johnþ¶þ***IMG0000003 ***@@The result of this
information flow is a far more active, efficient, and transparent capital market that
facilitates the capital formation so important to our nation's economy.þ
þPC00000004þ¶þPC00000005þ¶þIMG0000004þ¶þSmith, Johnþ¶þ *** IMG0000004 ***@@To insure that
this objective is always being met, the SEC continually works with all major market
participants, including especially the investors in our securities markets, to listen to
their concerns and to learn from their experience.@@ *** IMG0000005 ***@@The SEC oversees
the key participants in the securities world, including securities exchanges, securities
brokers and dealers, investment advisors, and mutual funds. Here the SEC is concerned
primarily with promoting the disclosure of important market-related information,
maintaining fair dealing, and protecting against fraud.þ
```

The text and metadata of Email and the attachments, and native file document collections should be extracted and provided in a .DAT file using the field definition and formatting described below:

Field Name	Sample Data	Description
FIRSTBATES	EDC0000001	First Bates number of native file document/email
LASTBATES	EDC0000001	Last Bates number of native file document/email **The LASTBATES field should be populated for single page documents/emails.
ATTACHRANGE	EDC0000001 - EDC0000015	Bates number of the first page of the parent document to the Bates number of the last page of the last attachment "child" document
BEGATTACH	EDC0000001	First Bates number of attachment range
ENDATTACH	EDC0000015	Last Bates number of attachment range
PARENT_BATES	EDC0000001	First Bates number of parent document/Email **This PARENT_BATES field should be populated in each record representing an attachment "child" document
CHILD_BATES	EDC0000002; EDC0000014	First Bates number of "child" attachment(s); can be more than one Bates number listed depending on the number of attachments **The CHILD_BATES field should be populated in each record representing a "parent" document
CUSTODIAN	Smith, John	Email: mailbox where the email resided Native: Individual from whom the document originated
FROM	John Smith	Email: Sender Native: Author(s) of document **semi-colon should be used to separate multiple Entries
TO	Coffman, Janice; LeeW [mailto:LeeW@MSN.com]	Recipient(s) **semi-colon should be used to separate multiple Entries
CC	Frank Thompson [mailto: frank_Thompson@cdt.com]	Carbon copy recipient(s) **semi-colon should be used to separate multiple Entries
BCC	John Cain	Blind carbon copy recipient(s) **semi-colon should be used to separate multiple Entries
SUBJECT	Board Meeting Minutes	Email: Subject line of the email Native: Title of document (if available)
DATE_SENT	10/12/2010	Email: Date the email was sent Native: (empty)
TIME_SENT	07:05 PM	Email: Time the email was sent Native: (empty) **This data must be a separate field and cannot be combined with the DATE_SENT field
LINK	D:\001\ EDC0000001.msg	Hyperlink to the email or native file document **The linked file must be named per the FIRSTBATES number
MIME_TYPE	MSG	The content type of an Email or native file document as identified/extracted from the header
FILE_EXTEN	MSG	The file type extension representing the Email or native file document; will vary depending on the email format
AUTHOR	John Smith	Email: (empty) Native: Author of the document
DATE_CREATED	10/10/2010	Email: (empty) Native: Date the document was created

TIME_CREATED	10:25 AM	Email: (empty) Native: Time the document was created **This data must be a separate field and cannot be combined with the DATE_CREATED field
DATE_MOD	10/12/2010	Email: (empty) Native: Date the document was last modified
TIME_MOD	07:00 PM	Email: (empty) Native: Time the document was last modified **This data must be a separate field and cannot be combined with the DATE_MOD field
DATE_ACCESSD	10/12/2010	Email: (empty) Native: Date the document was last accessed
TIME_ACCESSD	07:00 PM	Email: (empty) Native: Time the document was last accessed **This data must be a separate field and cannot be combined with the DATE_ACCESSD field
PRINTED_DATE	10/12/2010	Email: (empty) Native: Date the document was last printed
FILE_SIZE	5,952	Size of native file document/email in KB
PGCOUNT	1	Number of pages in native file document/email
PATH	J:\Shared\SmithJ\October Agenda.doc	Email: (empty) Native: Path where native file document was stored including original file name.
INTFILEPATH	Personal Folders\Deleted Items\Board Meeting Minutes.msg	Email: original location of email including original file name. Native: (empty)
INTMSGID	<000805c2c71b75977050cb8306d1@MSN>	Email: Unique Message ID Native: (empty)
MD5HASH	d131dd02c5e6eec4693d9a0698aff95c 2fcab58712467eab4004583eb8fb7f89	MD5 Hash value of the document.
TEXT	From: Smith, John Sent: Tuesday, October 12, 2010 07:05 PM To: Coffman, Janice Subject: Board Meeting Minutes Janice; Attached is a copy of the September Board Meeting Minutes and the draft agenda for October. Please let me know if you have any questions. John Smith Assistant Director Information Technology Phone: (202) 555-1111 Fax: (202) 555-1112 Email: jsmith@xyz.com	Extracted text of the native file document/email

4. **Text**
   Searchable text of the entire document must be provided for every record, at the document level.

   a. Extracted text must be provided for all documents that originated in electronic format. The text files should include page breaks that correspond to the 'pagination' of the image files. Note: Any document in which text cannot be extracted must be OCR'd, particularly in the case of PDFs without embedded text.

   b. OCR text must be provided for all documents that originated in hard copy format. A page marker should be placed at the beginning, or end, of each page of text, e.g. *** IMG0000001 *** whenever possible. The data surrounded by asterisks is the *Concordance®* ImageID .

   Sample page markers with OCR text:

   > *** IMG0000001 ***
   >
   > The world of investing is fascinating and complex, and it can be very fruitful. But unlike the banking world, where deposits are guaranteed by the federal government, stocks, bonds and other securities can lose value. There are no guarantees. That's why investing is not a spectator sport. By far the best way for investors to protect the money they put into the securities markets is to do research and ask questions.
   >
   > *** IMG0000002 ***
   >
   > The laws and rules that govern the securities industry in the United States derive from a simple and straightforward concept: all investors, whether large institutions or private individuals, should have access to certain basic facts about an investment prior to buying it, and so long as they hold it. To achieve this, the SEC requires public companies to disclose meaningful financial and other information to the public. This provides a common pool of knowledge for all investors to use to judge for themselves whether to buy, sell, or hold a particular security. Only through the steady flow of timely, comprehensive, and accurate information can people make sound investment decisions.

   c. For redacted documents, provide the full text for the redacted version.

   d. Delivery
   The text can be delivered two ways:
   1) As multi-page ASCII text files with the files named the same as the ImageID field. Text files can be placed in a separate folder or included with the .TIF files. The number of files per folder should be limited to 500 files.
   2) Included in the .DAT file.

5. **Linked Native Files**
   Copies of original email and native file documents/attachments must be included for all electronic productions.
   a. Native file documents must be named per the FIRSTBATES number.
   b. The full path of the native file must be provided in the .DAT file for the LINK field.
   c. The number of native files per folder should not exceed 500 files.

II. Native File Production
The SEC will also accept native file productions. The files must be produced as they are maintained in the normal course of business. Data must be organized by custodian named file folders.

III. Audio Files
Audio files from telephone recording systems must be produced in a format that is playable using Microsoft Windows Media Player™. Additionally, the call information (metadata) related to each audio recording MUST be provided. The metadata file must be produced in a delimited text format. Field names must be included in the first row of the text file.

The metadata must include, at a minimum, the following fields:

1) Caller Name: Caller's name or account/identification number
2) Originating Number: Caller's phone number
3) Called Party Name: Called party's name
4) Terminating Number: Called party's phone number

5)	Date:	Date of call
6)	Time:	Time of call
7)	Filename:	Filename of audio file

IV. Video Files
Video files must be produced in a format that is playable using Microsoft Windows Media Player™.

V. Electronic Trade and Bank Records
When producing electronic trade and bank records, provide the files in one of the following formats:

1. MS Excel spreadsheet with header information detailing the field structure. If any special codes exist in the dataset, a separate document must be provided that details all such codes. If details of the field structure do not fit in the header, a separate document must be provided that includes such details.

2. Delimited text file with header information detailing the field structure. The preferred delimiter is a vertical bar "|". If any special codes exist in the dataset, a separate document must be provided that details all such codes. If details of the field structure do not fit in the header, a separate document must be provided that includes such details.

VI. Electronic Phone Records
When producing electronic phone records, provide the files in one of the following formats:

1. MS Excel spreadsheet with header information detailing the field structure. If any special codes exist in the dataset, a separate document must be provided that details all such codes. If details of the field structure do not fit in the header, a separate document must be provided that includes such details. Data must be formatted in its native format (i.e. dates in a date format, numbers in an appropriate numerical format, and numbers with leading zeros as text).

2. Delimited text file with header information detailing the field structure. The preferred delimiter is a vertical bar "|". If any special codes exist in the dataset, a separate document must be provided that details all such codes. If details of the field structure do not fit in the header, a separate document must be provided that includes such details.

The metadata must include, at a minimum, the following fields in separate columns:

1)	Account Number:	Caller's telephone account number
2)	Originating Number:	Caller's phone number
3)	Terminating Number:	Called party's phone number
4)	Connection Date:	Date of call
5)	Connection Time:	Start time of call
6)	End Time:	End time of call
7)	Elapsed Time:	Duration in minutes of the call

Each field of data must be loaded into a separate column. For example, Connection Date and Connection Time must be produced in separate columns and not combined into a single column containing both pieces of information. Any fields of data that are provided in addition to those listed here must also be loaded into separate columns.

DECLARATION OF [*Insert Name*] CERTIFYING RECORDS
OF REGULARLY CONDUCTED BUSINESS ACTIVITY

I, the undersigned, [*insert name*], pursuant to 28 U.S.C. § 1746, declare that:

1. I am employed by [*insert name of company*] as [*insert position*] and by reason of my position am authorized and qualified to make this declaration. [*if possible supply additional information as to how person is qualified to make declaration, e.g., I am custodian of records, I am familiar with the company's recordkeeping practices or systems, etc.*]

2. I further certify that the documents [*attached hereto or submitted herewith*] and stamped [*insert bates range*] are true copies of records that were:

   (a) made at or near the time of the occurrence of the matters set forth therein, by, or from information transmitted by, a person with knowledge of those matters;

   (b) kept in the course of regularly conducted business activity; and

   (c) made by the regularly conducted business activity as a regular practice.

I declare under penalty of perjury that the foregoing is true and correct. Executed on [*date*].

_____
[*Name*]